February 14, 2019

J. Matthew Vaughn
Senior Vice President and General Counsel
PAR PACIFIC HOLDINGS, INC.
825 Town & Country Lane, Suite 1500
Houston, Texas 77024

       Re: PAR PACIFIC HOLDINGS, INC.
           Registration Statement on Form S-3
           Filed February 6, 2019
           File No. 333-229528

Dear Mr. Vaughn :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at (202) 551-3271 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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